Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This transcript contains forward-looking statements, including post-closing integration of the businesses and product lines of Symantec Corporation and VERITAS Software Corporation, forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcript. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this transcript. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this transcript.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a transcript of a presentation given by Gregory E. Myers, Chief Financial Officer and Senior Vice President of Finance of Symantec Corporation, at the Merrill Lynch Computer Services & Software Conference on February 8, 2005 and has been posted to a joint website hosted by Symantec and VERITAS Software Corporation.

* * *

FINAL TRANSCRIPT SYMC — Symantec at Merrill Lynch Computer Services & Software Conference Event Date/Time: Feb. 08. 2005 / 6:15PM ET

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

C O R P O R A T E   P A R T I C I P A N T S

Greg Myers
Symantec — Chief Financial Officer.

P R E S E N T A T I O N

Unidentified Speaker

Ready to go? OK. Good afternoon everyone, and welcome to our afternoon session. With us today we have Greg Myers, Chief Financial Officer of Symantec. Just by way of disclaimer, investors should be aware that Merrill Lynch is a market maker in the stock and is likely to pursue or is probably pursuing investment banking relationships with all companies (off-mic) Got to get it out there, but anyway, Greg, is going to provide a brief presentation and we will open up for Q&A.

Greg Myers - Symantec — Chief Financial Officer.

Thanks Ed. Appreciate being here. As I start, I’d like to introduce Ms. Ross, who’s our Senior Manager of Investor Relations, and a great resource if you all have questions and need to get hold of the Company following the presentation.

Clearly, we’re going to have some forward-looking statements today. To get the latest information on risk factors, people should review our almost current 10-Q, which would be following this most recent December quarter, and you know, following the March quarter we’ll also have a more recent K. We’re also in the process of a merger with Veritas Corp., and it should be known that very soon we’ll be filing an S4 with the SEC and ultimately moving a proxy to our shareholders, and clearly, management is tainted on this subject.

So as we look at trends that are emerging in the industry, it’s very — it becomes very clear why Symantec is ultimately moving with Veritas to create stronger and more powerful market presence. First and foremost, customer needs are clearly changing. Customers are understanding with literally hundreds of vendors bringing very complex and very broad solutions into their houses, that in fact the relationships are getting too difficult to manage and literally bringing these relationships more down to single companies and broader integrated solutions is what customers are ultimately going to be looking for.

Secondly, it’s clear that services is becoming a real driver of value as we begin to expand in markets. In any given day there’s over $3.00 of services produced for every $1.00 of product moving to market, and clearly, there’s not enough IT talent to either implement the solutions and/or grow the solutions. So the ability for customers to bring services into the marketplace or companies to bring services into the marketplace, is being highly valued by customers.

The third emerging trend is around the wireless or the proliferation of wireless technologies. It’s akin to what occurred in the eighties with the proliferation of the PC, where IT departments ignored the advent of the proliferation of PCs, but ultimately it was an event that could not be ignored, and clearly, the small handheld devices and the power that’s occurring in them is becoming a real technology trend, with all the issues that it will create over time in terms of how you bringing these into the network environment.

I think a fourth trend that gets real interesting is the growth of the Penguin. Linux is here to stay. It’s a very low-cost solution in a lot of gateways. It is a power that could potentially move and have significant mind share across clients, with low-cost solutions being provided there. It does create choice for customers, and we see continuing moves to proliferate Linux across all tiers of the environment.

And lastly, consolidation pressures. The issue of complexity, the issue of too many vendors in the marketplace. Once again, not undifferent than the changing of customer needs is going to force consolidation in technology marketplaces, specifically software. And so over time we can see marketplaces evolving, not much differently than in the early 1900s automobiles or transportation type industries, as they begin to migrate toward very large single source producers of product, and we see this occurring in software as well.

So given these trends, how would we position Symantec? And Symantec for some time now has begun to speak about convergence in major markets. I think it was almost a year and a half ago that John Thompson began to speak about the blurring lines between the network — the management of the network, how the network is patched and assets inventoried and how systems are ultimately provisioned from the system architecture point of view, and how critical data is protected and actually managed in the storage area. These markets are blurring by the day and the only technologies that really has a clearness about how these major addressable markets are blurring is technology from the security marketplace.

It gives you a very unique advantage with regards to what is happening with the state of the vulnerabilities in these

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

environments, and understanding the state of vulnerability, it starts to create a very keen sense as to what is the actionable things that one can do across any of the technologies in the spaces are doing fact protect one’s assets. So convergence is going to occur. These major areas of technology are going to blur, and we think that security in fact is Symantec and other large security system providers a real unique insight into the these markets.

When one looks at software trends, it is really clear that the cost of complexity around — that the trends are fundamentally being driven by how does one lower costs, what is the complexity that is occurring in what is the issues around compliance? And there’s very few companies that are really able to address this set of trends and meet ultimately customer need. We think Symantec is very uniquely positioned to in fact deal with this set of trends, and in fact, over the course of the last four years we have begun producing what we call security threat recourse. And in fact, it’s showing the environments are becoming more and more malicious.

So five years ago, a typical threat from the time it was detected to the time it actually started to create malicious activity in an environment could be as long as a six-month window. That gave customers a lot of opportunity to in fact react to these threats. And the most recent threat report that we have seen from the points of detection on average to the point of the threat actually doing malicious damage in an environment is about 5.8 days. Slammer really punctuated this in February of 2003, as it literally infected millions of computers around the globe, and in fact brought IT environments absolutely to their knees.

And so these events made it clear to Symantec that in fact security in and of itself was not enough, that you needed security coupled with actionable kind of events to ultimately secure environments. That led us to be acquisitions of OnTechnology and PowerQuest, which is about bringing imaging and climbing and provisioning, and patching type technologies into the Windows environment. So with our unique views of the vulnerability environment, the environment, and how vulnerable the environment was from a malicious content point of view, we could now take that you and actually take action with the On and PowerQuest technologies, to in fact secure these environments on a proactive basis.

It also began to concentrate our thinking that the Windows environment was not enough because the heterogeneity of the multilevels of the network began to lead us to believe that you had to cover Linux and AIX and UX, and the number of environments that are across, and in fact, scale was going to matter. And that led us to take this very unique view and began to think about the Veritas asset.

It’s interesting to note that Veritas thought of markets very similar to how Symantec thought of markets. Symantec was thinking in terms of information integrity, how you secure information and ultimately make it available to customers. The utility computing concept that was coming up out of Veritas was everything about total cost of ownership, performance, and management. So, ultimately between the two companies Gary Bloom and John Thompson were thinking very similar, that you had to take ultimately the assets of companies and start to blend them in a way that you could understand what was occurring in the environment, act on that, and ultimately control the environment from an IT point of view.

I think when we look at the integration of Veritas and Symantec, clearly value is going to emit following the closure of the merger in three tranches. I think the first tranche will be how do we engage the sales forces so we can start to get early value out of day one? I think the second tranche will be early product wins. And the longer-term tranche of value will occur with how do you ultimately move the companies to address a new markets, which we will refer to as the advent of IT infrastructure and solutions that have a much broader impact on the overall solution.

When we look at our go-to-market view, it’s not a whole lot different than Veritas. Both companies segment the markets very similar, high-end direct account presence, middle-market telemarketing and bar type (ph) relationships, and then really extending the bar relationships down to small business. Clearly, we have strength in the consumer markets where Veritas does not participate in backup markets today.

Both companies do about 70% of their business in what I call flow or channel type business. Both companies do about 30% of their business in very direct relationship type selling. I think the place that you start to distinguish between the two go-to-market strategies is Veritas is very much a direct fulfillment house, where Symantec is very channel oriented, in terms of its fulfillment models, so the go-to-market pretty much begins to separate on performance.

We believe we can add a lot of value here, especially when you start to talk about enterprise and global accounts. We

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

have, both companies have tremendous global reach, and what we see occurring is we take the combined workforces of the two companies and begin to take what used to be maybe a 10 to one ratio between accounts and reps and move that to say a five or four to one ratio between accounts and reps, and now we start to get narrower account coverage, which means we can get deeper into the needs of that account and actually move more product.

Secondly, it also allows us to give significantly more product specialist support which will backup these relationship sales people, and ultimately systems engineering talent to actually configure solutions for these particular accounts, so we get higher rep coverage across the account base as we bring the assets together, and we get stronger technical coverage.

So out of the gate, I would believe that our go-to-market capability, in terms of our ability to understand customer needs and ultimately drive solutions down into those accounts at a much deeper level is going to be greatly enhanced.

If we think about the second tranche of how we go-to-market, it’s ultimately going to be some early wins across the product side of the business, which I would think would be in the six to 12 month time frame. First and foremost, the concept of resilient infrastructure really begins to resonate, which I believe is the early underpinnings of how companies are going to want to view IT infrastructure and how we can actually bring value.

When you think of a resilient infrastructure, you start to combined some assets in very unique ways. Symantec has a powerful information assets, which we refer to as deep site; 20,000 centers around the globe looking at over 18,000 products and collecting a massive amount of vulnerability information. And then our ability to take this information and drive it through agents to some type of actionable type events within the resilient infrastructure, be it net backup, backup agents — you could actually take this information and then through agents actually tell certain areas of the network that it needs to backup, that the environment is becoming exceedingly malicious. That starts to become quite actionable, and very interesting from a resilient infrastructure point of view, and so you start to reflect your number one asset, which is information on a more proactive basis.

Secondly, the management of e-mail. We have massive capability around traffic shaping technologies, around e-mail spamming technologies, and then the combination of those in terms of bringing those products together in high-bandwidth solutions in our appliances.

Veritas brings some very interesting technology around the ability to do data archiving through their KVS acquisition a few quarters ago. As you bring the two together, what you really start to create is an infrastructure e-mail support package that would be unequaled in the industry by any competitor, and really does give a turnkey solution around the management of what — of email to — to customers.

And then finally, regulatory compliance, where we can take product such as our Enterprise Security Manager, address the state of compliancy against a benchmark, determined if the environment is in fact being compliance, and then getting actionable with products to determine how to react around the state of compliance that we want in those environments. So in fact, you can take storage management products and start driving from our view of what compliance is to have that environment should in fact be backed up on a real-time basis, as well as you can take our own live state technologies and start to determine the state of the environments and start to drive actionable type of events across the environments, in terms of how you would distribute patches, how you would distribute new technology versions, how you would proactively move product into the environment.

So if you look at the transaction summary, the deal was announced on December 16. The deal, at that window in time, was valued at $13.5 billion. The deal was fundamentally transacted on a percent ownership basis. That’s what appeared to be important to both teams. Veritas controls 39.75% of the combined company going forward, Symantec shareholders will control 40.25%. The exchange paid ratio is 1.124 to one.

Going forward, John Thompson will be CEO and Chairman on the board of the combined entities. Gary Bloom will be Co-president with John Schwartz. Gary Bloom will focus on go-to-market activities, which are fundamentally sales and marketing support to go there. John Schwartz is going to focus on development technology. Ed Gillis, the CFO of Veritas, will focus on the integration activities, which in most likelihood could take anywhere from 12 to 18 months before we’re totally done. And then I will continue to focus on the activities of the CFO.

Couple of last comments. In the January, late January time frame, the company moved through its HSR, Hart-Scott-Rodino, time frame, and so now it’s beginning to

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

work more actively on integrations. In addition, we are very near of the point in time that we will file our S4 with the SEC, probably within the next four to five days. Upon that event, the SEC will most likely review the S4, comment on it, we’ll iterate that a few times, and ultimately move our proxy to market for shareholder vote, and that will probably occurring April time frame, with about probably occurring 30 days hence or some such time frame. We would expect that this transaction will be consummated toward the latter part of April to the latter part of May.

Our guidance continues to be the same. I think it’s important to note that as we’ve given guidance, it assumes an April 1 close date, just so that we keep that in mind because if the close date moves around, the numbers will flitter little bit, but I think the general air of the guidance is still very appropriate, which is it’s going to the big, and it’s going to make money, and that’s the key. At the end of the day, we would expect to produce on an April 1 close date $5 billion of combined revenue. Expenses will run at about 55% of revenue. We would expect cost synergies of about $100 million. I think it’s important to note that those cost synergies will leverage into time, so in the early period it will be smaller, in the later period, it will continue to accelerate.

The GAAP earnings on this transaction will be $0.99, and that assumes the add back of the deferral that we released to the purchase accounting, because the bookings will still be coming forth. It also excludes any merger-related costs, so it’s very much a pro forma number.

If you compare this to where Thompson first call was on the day of the merger, it was $0.98. And so fundamentally I think we’re performing somewhere in the expectation of the Street, as we announce the combined entity going forward.

So as we look at the investment merits of this transaction, clearly, it addresses customer needs. It broadens our portfolio beyond anything that’s in the industry today, and it broadens it in a way that starts to address a new market, an emerging market that I think as competitors on fire. It combines two leading market makers, which to my knowledge has not occurred in the software industry to date. And in fact, makes this M&A transaction significantly different than anything that has occurred in the past.

It is very unusual to bring two market makers, leading market makers, together, and in fact, focus on what will ultimately become a new market, which we think is much broader than anything that each company in its own rights would serve. It significantly expands our addressable markets, growing Symantec from what was about a $17 billion today to about 35 billion, and then ultimately growing to 56 billion by 2007. And the clear, when you want fast-growing companies, fast-growing companies are going to be limited by the constraint of the addressable markets. So numbers like this really open the horizons for both companies.

Finally, we have extremely complementary sales and channel coverage, and Christ, who could argue with the financials that are coming out of this thing; massive cash flow capability, huge cash balances, large revenue generation. If you look at the four largest software companies in the world, we’re growing almost twice as fast as the top three, and we’re number four. This is going to be a powerful, powerful entity going forward, and I would hope over time that the Street really starts to come to embrace it. Thank you.

Unidentified Speaker

Greg?

Greg Myers - Symantec — Chief Financial Officer.

Gets you hot and bothered thinking about it. Shouldn’t have worn wool.

Unidentified Speaker

Take a breath. Microsoft made a big announcement today.

Greg Myers - Symantec — Chief Financial Officer.

What did they say?

Unidentified Speaker

Well, gee, ...

Greg Myers - Symantec — Chief Financial Officer.

You know, when Microsoft changed ...

Unidentified Speaker

Something about spyware ...

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

Greg Myers - Symantec — Chief Financial Officer.

... the menu that we go down.

Unidentified Speaker

Yes, I know. Would you talk about Symantec’s reaction to this acquisition? I mean how do you see if impacting your business, you know, if at all, and you know, how should investors think about Symantec in context of the recent move that Microsoft’s been making in the security market?

Greg Myers - Symantec — Chief Financial Officer.

Yes, the question is what’s the impact that the Microsoft announcement around Sybari and just fundamentally an aggregator of AB and spamming technology, and then it has pipes to take the IP that is aggregated, which it does not own. And then it moves it into environments. You know, it’s a very small market niche. Fundamentally, the acquisition is interesting, but does not fundamentally carry any IP. And it really addresses a very small platform with regards to the overall breadth of the markets that we address, so it touches really on the exchange environment, Dominoes, and some Windows technology.

We think it’s interesting, in that, you know, Microsoft keeps nipping around. I think they only do it when I go on the road, so I think there’s more to it. But it’s interesting, but probably not market shaking, and I think as the Street assimilates the information that it will probably have the same impact on us that Giant or the Romanian acquisition the year ago, or these types of things.

Unidentified Speaker

I’ll just jump right in with sort of a granular question. Obviously, the Street has had a different view than sort of the one that you had laid out in terms of the synergies. To the extent that you can comment on some of the analysts that have put out sort of merger models between the two, sort of where they come out is not only disputing the combined 18% growth, but a lot of pricing pressure in terms of consumer AV(ph) so again, comment on how you might consumer price on the consumer AV side. I believe on a combined basis you guys are suggesting that’s only 25%. Under overall combined business, you guys also suggest that you move to migrate half your consumer channel to (inaudible) ...

Greg Myers - Symantec — Chief Financial Officer.

Is this one question?

Unidentified Speaker

I just want to know the pricing pressure on the consumer channel and how worried you are about that and how you are offsetting that with your NIS (ph) up sell. That’s question number one.

Greg Myers - Symantec — Chief Financial Officer.

OK.

Unidentified Speaker

And then question number two is the renewal rate that you guys are seeing any kind of margins you have seen (inaudible)

Greg Myers - Symantec — Chief Financial Officer.

OK, so the question was around the resilience of pricing on our consumer markets and then what we’re saying around renewal rates. We continue to see some really powerful migration to Norton Internet Security, which is our consumer suite product. And last quarter, it made up 40%. In the December quarter, it made up 40% of our combined consumer sales. The reason that’s so interesting, it really changes the playing field, and it changes the playing field that’s very difficult for most competitors to follow. Because it incorporates so much technology around such a powerful brand.

We continue to see what I think is very powerful renewal rates in the consumer markets, but the truth is we don’t guide on it, and we’re not going to start here today, even though the sun’s shining. I think the longer-term issue is how did these markets ultimately migrate? And I tend to think that we will continue to see classes of products up and down the value proposition, and so as the markets continue to grow and mature, you’ll probably have low-end products addressing the just good enough users. You’ll probably have midmarket products that start to address the high bandwidth users, and then you’ll probably have the highly integrated products for the best more robust needs of those of us that value the content on their clients.

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

Unidentified Speaker

All right, let me ask it the other way. In your guidance, you’re giving a very top line 18% combined growth. How is pricing (off-mic)

Greg Myers - Symantec — Chief Financial Officer.

Oh, how is pricing built in our growth.

Unidentified Speaker

(off-mic)

Greg Myers - Symantec — Chief Financial Officer.

Yes. I’ll answer it differently, rather than get that granular. Fundamentally, in our pricing, in the 18% growth that we guided the Street, we have Symantec growing in the low twenties. We have Veritas growing in the mid to low teens. The $100 million synergies is interesting. Some people believe that’s not a lot of money. I don’t know who’s ever counted $100 million, but it is one massive number, let me tell you. And this is an acquisition that is not about synergies. The clear, we really value the human asset any IT that we’re bringing from Veritas, so $100 million is rather aggressive from our point of view. But having said that, I think the ultimate answer is you know how do we migrate around this 18% growth and that, over time, how do we drive it so we can exceed investors’ expectations? And I think that will come with execution, and so at some point we’ll get on the road and start executing.

Unidentified Speaker

Greg, one of the aspects of the Symantec business model that’s been appealing has been the visibility that comes from high recurring revenue component, whereas Veritas tends to have a little bit more backend loaded quarters, and I think you know the perception is is that the combination of the two companies increases the risk profile of the business because you’ve got a bit more lumpier business. I mean how are you thinking about addressing, you know, the different characteristics of the business? And are there any thoughts about changing, you know, pricing structures, licensing structures, to maybe create more visibility, particularly on the Veritas side?

Greg Myers - Symantec — Chief Financial Officer.

Yes. When one thinks about visibility, I know the Streets are pretty excited about Symantec’s 1.3 billion in deferred revenue roughly. That is a pretty good indicator of the revrec (ph) to come, but it is not an indicator of the next quarter’s demand generation. And in fact, bookings is where everything begins and ends. And in fact, I could have great revenue next quarter, and if my deferred revenue went down, most of you would think that the quarter was a failure, and so would we. So although deferred revenue can give you some comfort around the revrec to come, it doesn’t give you any comfort around necessarily the bookings model to come.

In the bookings model, I don’t think Veritas is a whole lot different than Symantec in some of the flow business. They push about 70% of their business through channels, and a lot of that is highly linear, and highly quantitative. I think that the one difference that you start to see is in the Symantec model, as we push that last 30% of pipeline business, and a lot of that does get hockey sticked toward the end of the quarter, we defer some much of that, and as you get toward the end of a quarter, it’s not going to have much impact on the revrec model, right? And so that gives us a lot of visibility as we start to get toward the 11th and 12th the week, that we start to really understand what the end result is.

The difference in Veritas is they start to get toward the end of the quarter with that last 30%, and their models are less deferral in nature, more 20% let’s see on renewals for instance. And so they start to get more of a hockey stick effect, and that is something where it’s going to come down to Tom Kendra in the sales team managing expectations in the pipeline. We, at Symantec, do that very well, and start to get I think rather credible results out of our forecasting capability, and I think a lot of this is sales discipline. I know that Veritas has worked on it, and as a team will actually expand on it, but there is going to be pipeline business.

Unidentified Speaker

I think another area of push back has been just some historical challenges that software mergers have faced, and I think investors are struggling to find precedent for a deal like Symantec and Veritas. I mean have you thought about this combination in context of historical — other historical mergers and can you point investors to any deals that might — that you see as, you know, a real example of success on the scale, you know, that you’re striving for?

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

Greg Myers - Symantec — Chief Financial Officer.

Kind of akin to what we spoke to in the prepared remarks, this puppy is a purple dragon. I mean it hasn’t existed before. When you look at M&A transactions, and you can go back to all the software transactions, even in the consolidating spaces, the transactions are usually about very large companies gobbling up something that got week for the IP and/or a very strong company trying to gobble up customer buys and exploding the overhead structure and then trying to extract value. You ultimately get really mixed results out of both models, and you all know that from the statistics of an M&A transactions because in every one of those instances you start to really take those install bases and put them at play to your competitors as you start to create a lot of uncertainty. This transaction is not unfolding like that.

This transaction is two number one players fundamentally taking their go-to-market strategies on Day one, and the issue is momentum and maintaining the revenue streams, and we’re not getting rid of the employee bases. So what you really have is highly focused people focused to market. And then the go-to-market, as we spoke to in the sales deal, the real issue is how do you get some synergistic value of the rep bases? But you won’t have more reps, you’re going to have greater coverage on the accounts as you move forward.

So I believe that the real difference here, and the thing that people do not understand, is your bringing the number one player in security with the number one player in storage, ultimately addressing the real needs that IT infrastructure companies have, which is about the availability of data and the security of data, in an information society. And ultimately, this is going to resonate and IT infrastructure which is a brand-new market over time, and I think that is very different than what has occurred in the past. Yes sir.

Unidentified Speaker

Greg, given your answer to the prior question about visibility and (off-mic) you talking about 18% revenue growth (off-mic) but when it comes to bookings growth or cash flow growth should we assume bookings will grow in line with that 18% top line growth or faster potentially, or slower or have should we think about that?

Greg Myers - Symantec — Chief Financial Officer.

I think at Analyst Day we’ll think about it a lot more, but if you look historically, bookings would grow at a higher rate than the revenue streams. Because what’s occurring is the bookings are a predecessor to the revrec, so as the revrec folds out, the bookings are actually dictating what’s going to happen well into the future because of our high deferral models. Does that get to your question?

Unidentified Speaker

So bookings should grow faster than 18% ...

Greg Myers - Symantec — Chief Financial Officer.

If history is any indicator, — the question was we’ll bookings growth faster than the 18%, and the answer is at the Analyst Day, which will probably be sometime in the June to July timeframe, after we consummate the transaction, we’re going to give a lot more visibility into what we call the detail behind the numbers. But right now, we’re going to focus on $5 billion and bringing the asset together.

You know, the one thing that a lot of the Street gives no credibility to, but has not been lost on the competition, is the leadership team at Symantec and the ability for that leadership team to drive value. When you think of John Thompson’s leadership and you talk about the creation of pipeline and ultimately moving that pipeline to value generation with an order, Thompson was managing $35 billion of North American revenue for IBM, which is a massive pipeline business. When Thompson came to Symantec and almost had no pipeline, and within about five quarters we had almost — I know, it was almost eight quarters of visibility.

I think that when you start to talk about the creation of assets and what the ultimate value proposition will be, it’s less about speeds and feeds from my point of view, because both companies have great speeds and feeds. It’s more about how do you manage the asset? How do you ultimately extract value out of the asset? And that’s going to be about people. And so fundamentally, as we unfold this transaction and begin to execute in the marketplaces, it’s going to be about John and his team being able to manage these assets to a value proposition higher than it is today. I never get that question, and it really does surprise me. Because even when you look in this room, the Street is about the value of the people that

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

sit here. The Street hires great talent, and expects great results. Our business is no different.

Unidentified Speaker

(off-mic)

Greg Myers - Symantec — Chief Financial Officer.

The question is fundamentally around how we compensate sales people on a go forward basis to extract higher value out of the combined asset. You know, on target earnings for sales people won’t be much different. So if you make a couple hundred thousand the year, that’s going to be the on target earnings for that individual. I think the real issue is what’s the opportunity for accelerators, because most of these people live in a world of acceleration and in fact, the second issue would be — of the sales force, how many people have an opportunity to meet or exceed quota.

In the Symantec environment today, it’s about 70%. The Veritas environment is much less, and they have a much different way that they look at how people get to their on target earnings, but I think as we look at how we drive the sales force to create value, we want to make sure we have a lower turnover, we want to give people an opportunity to hit their on target earnings, and give them the accounts structure that if their fabulous, to hit acceleration. Symantec has sales people that make $1 million a year. That should be a great incentive for sales people. They’re coin-operated, and the only issue for a coin-operated person is how much opportunity do I have. You might want to start selling for us.

Unidentified Speaker

(off-mic)

Greg Myers - Symantec — Chief Financial Officer.

OK.

Unidentified Speaker

I’ll try to be a little bit less granular. IDC (inaudible) agree with your 18% combined growth of your market share. The Street is currently pricing your combined entity is about 10% growth rates (ph) (off-mic). My question is do you agree that with all the free antivirus offerings and/or Microsoft’s effort to make

Windows more resilient against spyware, spam, all these different things that you’re trying to attack against, is it a view that the market’s growing slower or that they’re going to cannibalize part of that share because the Street is saying one of those two things. Are you giving any credibility to what the Street’s saying about your stock price? Or are you saying they are wrong?

Greg Myers - Symantec — Chief Financial Officer.

Well, I think — the question is do I give any credibility to the Street’s view that, in this gentleman’s opinion, that the company is growing at a slower rate as, you know, extended by the stock price we have today. I don’t know what growth rates the Street has, quite frankly, but clearly, it’s a different view than what the company has if the stock price is any indicator, and clearly, we’re not getting any leadership multiple for being a leader of thought processes and value generation. That being what it is, I tend to think that malicious environments are here to stay for the long haul.

I think Microsoft is clearly focusing on hardening their environment, which Symantec another security providers would afford, but to everyday they harden their environment, new vulnerabilities will arise. And the environments, quite frankly — you know, we do this vulnerabilities study that we publish every six months, and we call it the Symantec Threat Report, and in this most recent threat report, the environment for this six months. Compared to the six months a year ago, and I think our last report was the end of September, it was — the threat to environment had grown 4.5X over one year ago. I mean that is massive when you think about it, and that is in a period where there were no real massive outbreaks, to speak of.

And so what we see is the sophistication of threat and the time from a detection to ultimately that threat hitting environments is almost getting to flash speed, where you have almost four to five days to respond. In fact, the data was 5.8 days, but the environments are going to continue to get more and more egregious, and Microsoft, you know, in its wisdom, is going to attempt to solve that the little bit, and that’s probably helping, but it won’t be enough.

And in fact, the real issue is who is going to be the response? Who is going to be the real customer centered company that really focuses on response? And response is not about an ancient today that does something at a point in time, but when something really malicious because you can’t respond

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SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

to the environment, you know, that’s egg salad with Joey, that’s yucky. What you really want to end up with is you want to end up with the company that produces great solutions but in the environment that’s really egregious, it can respond literally in hours. And I don’t think of seen any of the new companies out there that really focus on response technologies, it’s more about the library, the engines, and the fact that they can keep an environment historically clean. But that’s not where the industry, and even consumers are going to want to be when the next outbreaks occurs that’s really high-profile.

So we’re going to focus on response technologies, and we’re going to focus on being proactive, and we’re going to take some of these tools that’ll come out of Veritas and we’re going to start to get more of a resilient infrastructure, that even gives us more distance between ourselves and our competitors.

Unidentified Speaker

Great, I think as you’ve articulated this vision of, you know, convergence of network storage and systems management, you know, the perception might be that you’re ahead of the market, and that you’ve got a vision that may take some time to play out, and I think you know, one of the risks is that, you know, that that vision may take, you know, longer than expectations or there may be not a lot of definition of how long that will play out. What can the Street look to, you know, really sure — provide some reassurance that that convergence is happening, and it’s you know some way to qualify or provide, you know, some specifics, you know, that the market is definitively moving in the direction you guys have pointed to?

Greg Myers - Symantec — Chief Financial Officer.

You know, trying to pick the direction of markets is as much art as science. Four years ago we started to acquire assets to address the issue of integrated security, and today, with our 5400 appliance, you know, we bucket about 14 high-end securities solutions into a single appliance that can be — you know, where you can take this technology, and you can license it one at a time so it’s very flexible to customer needs and all that stuff. And the truth of the matter is there isn’t —a person or a company in the industry that didn’t poo poo allover integrated security four years ago when we bought Accent and began to move on that thought process. Two and half years ago there wasn’t a company that didn’t embrace integrated security, and today, most integrated security solutions fundamentally consist of a) they’re a firewall or b) with some type of intrusion sensor, and that’s what they would call integrated security.

I tend to think, as you begin to see market trends occur in, the real issue is you have the foresight to move to the trend, and the trend may take years to unfold. And I think the question becomes, in terms of value proposition, are you any worse off, you know, as you’re walking to the bank? In this transaction, we’re clearly not any worse off. We see a huge carrot called IT infrastructure, and how do you control that market, and along the way once again, we see multiple tranches of where we can add value. So out of the gate we’re going to add a lot of value in terms of go-to-market capability.

In the mid time frames of integration, we’re going to start bringing together some technology solutions that I would consider to be more low hanging fruit around resilient infrastructure, e-mail solutions, compliancy, things that both companies currently have in their stables. And over the longer term, we’ll start to resonate some types of solutions that I think really hit at the heart of IT infrastructure, and really start to focus on this new market that we think will emerge.

Unidentified Speaker

Given the disconnect between the growth opportunity and the multiple the stock is currently getting, have you considered accelerating buybacks?

Greg Myers - Symantec — Chief Financial Officer.

Now, the question about buyback is interesting. Under — you know, if we want — we have a 10 B 5 1 (ph) in place that allows us to buyback 60 million a quarter. Under Reg. M, after we announced the transaction, they do some arithmetic that allows us to buyback about 15,000 shares a day or three or 400 — almost 400,000 a day. So the buyback program right now is greatly restricted. We can buyback, up until the point that we deliver the proxy to shareholders, and then at that point there is no buyback. You’re prohibited from buying back and the equity until the shareholder vote has occurred and then you can open window again.

Clearly, this is a company that’s going to generate a massive amount of free cash flow. And clearly, this is a company, as it comes together, that will have significant cash resources and so a lot of what our Board is going to have to determine is in

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SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

the new combined entity what would be the appropriate resourcing of a buyback program versus where we’re at today.

Unidentified Speaker

(off-mic)

Greg Myers - Symantec — Chief Financial Officer.

Well, Marisa’s (ph) shaking her head yes, so I’m going to say yes, I’m in favor of a stronger buyback program. I think it would be hard to generate the kind of money we’re going to generate, which could be up to $2 billion of free cash flow, in a year, and not talk about some expansion in the buyback programs. And then the only issue is how much.

Unidentified Speaker

Yes, the back.

Unidentified Speaker

(off-mic)

Greg Myers - Symantec — Chief Financial Officer.

Yes, the questions are opportunities in wireless and then the second question was what are we doing with stock option accounting. You know, we have a massive amount of R&D focus that wireless solutions. We sit on most of the major wireless platforms today. We spend a God awful amount of money — I just kills me because there’s no revenue that really assigns to it. And the reason is this because customers today did not consider the security of wireless devices to be important, that most of the security today still resides at the end points in the network. So the opportunity is probably quite large and will expand probably with the expansion of memory into the devices so that more content starts to become resident, and the loss of that content would be a serious problem for customers.

Around stock option accounting, the first quarter that we will do stock option accounting will be the September quarter. I can recall the exact number of effect, but it will potentially affect about one-third of our GAAP earnings and it will affect none all then on GAAP earnings because we’re going to give investors a view both on a GAAP basis and then on GAAP basis with regards to the expensing of options, and that way, they can understand the value on a go forward basis. And that’s kind of the end of that.

Unidentified Speaker

(off-mic)

Greg Myers - Symantec — Chief Financial Officer.

Yes, the different vehicles — you know, it’s funny, you get the HR consultants with regards to what vehicles should you used to retain talent and the thing I find the most interesting is we have grown the company over the last two years with a combined growth rate of about 35%, so I don’t know. I don’t know if I’m going to change for the better or for the worse if we make changes from option programs. And so the real issue is what are the vehicles that drive future value for shareholders as opposed to, you know, what is the sexy vehicle that everybody is digging into? I mean we will use some restricted shares, but I like options because I think they grow faster with the growth of the company, and restricted shares give people money on the downside and I don’t think anybody should get anything on the downside.

Unidentified Speaker

OK, I think that — we’ve just about run out of time. Thank you Greg.

Greg Myers - Symantec — Chief Financial Officer.

Thank you very much.

Unidentified Speaker

Thank you for attending. Another — got 10 minutes.

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SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

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FINAL TRANSCRIPT
SYMC — Symantec at Merrill Lynch Computer Services & Software Conference
Event Date/Time: Feb. 08. 2005 / 7:10PM ET

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

C O R P O R A T E   P A R T I C I P A N T S

Greg Myers
Symantec — CFO

Q U E S T I O N S   A N D   A N S W E R S

Unidentified Audience Member

Greg. What’s Symantec’s view on that funny news out of Microsoft that came this morning. It seem like they’re buying a company that claims to do antivirus?

Greg Myers - Symantec — CFO

Yes, I heard something about Microsoft doing something. Microsoft does something just about every time I get ready to go somewhere and talk to folks. I’m getting kind of use to it, but Microsoft announced a pending acquisition of a company called Sybari. Sybari is a security aggregator would be a good way to say it. It does not own any IP around virus or spamming libraries and doesn’t own any scanning engines, but what Sybari does is it aggregates those technologies into customers environments. Sybari fundamentally focuses on the exchange environment with some technologies around Dominoes and Windows so we think it’s a very — by Microsoft its a very pointed area of the marketplace — continues to focus from my point of view that Microsoft is interested in security, but we know that. I just wish Microsoft would get on with it and then we could compete and get rid of the overhang. Because I think we’ll compete real well but I don’t think today that that acquisition probably really has a lot to do with how Symantec or any of Symantec’s competitors for that matter go-to-market. Yes sir.

Unidentified Audience Member

Ignoring the consumer channels for a second can you talk about if you look out at the enterprise channels of both companies and maybe (inaudible) and how often they’re selling to the same person [inaudible — microphone inaccessible].

Greg Myers - Symantec — CFO

The question the gentleman has, from the enterprise channel how much overlap is there in the relationship selling of two sales teams. At the very high end in terms of just account covers there’s a lot of overlap because we both address the Fortune 3000 and we’re both very large purveyors and a lot of those accounts however are the relationship people we’re dealing with different individuals. In some cases we have CIO or CSO or whatever C-type relationships and Veritas would have a lower end relationship and vice-versa in other situations.

I think the thing that’s interesting about this relationship is we bring the sales teams together where John Thompson has decided he would like Gary Bloom and Tom Kendra to do it they take this to market is to in fact ask the customer who they want their relationship to be and we think in most cases that’s going to be the CIO or CFO or the sea level person really driving and ultimately upping the relationship of both companies from they were to a higher level in the combined. So I don’t know the percentages exactly to give you a quantitative answer but the outcomes going to be favorable I believe to the combined entity.

Unidentified Audience Member

Greg, how can investors get more comfort with Symantec? I mean -with the Symantec Veritas deal. When you look at a lot of prior software mergers - prior mergers have been challenged particularly the larger they are and what do you think the investment community has misplaced concerns about the merger?

Greg Myers - Symantec — CFO

John and I were chatting the other night and a term came out of — it’s kind of funny. You know this is like a purple dragon when you think of M&A transactions and the term kind of relates to something that’s never existed before because when you think of the typical M&A statistics and the failure rates and the success rates and we all know the failure rates exceed the success rates - the real issue — those are about transactions of very large companies trying to take very weak competitors and gain some technical synergy out of it or very large competitors like an Oracle attacking a PeopleSoft and trying to grab their install base and rip away the overhead. And what happens in a lot of those transactions is like in the Oracle — what’s Oracle’s worst nightmare - that they put the install base of PeopleSoft that play with SAP and so its the way that people have approached these things that I think -in a very way different way than what we’re doing that has caused probably varying degrees of success.

If you think about the Symantec Veritas merger announcement, it is different that anything that’s been done

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

in the software industry that I know of in the history of the game because it’s bringing together two number one segment players — the leading software provider and storage management software and the leading provider in Internet security software solutions. And it’s taking two leading providers in their particular segments and its not trying to cannibalize them, it’s trying to take those solutions now and move them to what we believe is ultimately a market that could have significant growth beyond the market that the two companies are re-addressing today which is IT infrastructure.

We think that an interesting compliment to that transaction was the day we announced the transaction there wasn’t a major competitor - Microsoft, Cisco, HP and CA and I can’t speak to IBM, that didn’t have a banker in their facility that day trying to explain why they had not considered IT infrastructure as a viable migration market.

I think John’s vision of how markets unfold is very unique because he brings a 28-year career driving revenue at IBM - a $35 billion type quota and so he has a lot of feel for how enterprise markets ultimately are created and expand and it’s this view that John’s been able to resonate that I think really began to see how this convergence was going to occur and literally for the last two years, we’ve been trying to take this view of convergence and determine how could we win as that view unfolded because everybody knows you’re only as good as yesterday’s quarter ended and so the issue of how do you drive addressable markets higher and ultimately win in those markets? I think Gary Bloom had the same view.

Who knows for what reasons, but as similar bids began to articulate and Veritas became a more affordable asset Kismet occurred and that’s a good thing. So I tend to think that this transaction has a high likelihood of being successful because I think the constructs of what created are very different than what’s ever occurred before. This is a transaction has very little to do with eliminating people. This has every thing to do with about empowering the combined teams to ultimately go chase market and just beat the pants of competitors. What a deal.

Unidentified Audience Member

What are the risks Greg that your vision is the head of the marketing takes longer than expected for some of the synergies and the convergence that you see to really materialize?

Greg Myers - Symantec — CFO

I think that’s a great point and it’s one that we focus on a lot because — you know for instance four years ago we had a vision of integrated security and actually we were boo-hooed by the investment community. We bought Axent to execute on that vision and lost about 35% of our equity value overnight and then we began to execute and we got all that back and just a little bit more.

And it’s interesting to note as we began to execute on integrated security the problem the market had with it was ultimately the market figured out that it was a vision that was spot-on, that there was no assets left to grab and execute on that vision and so what you have today is Symantec’s starting to deliver products like the 5400 that takes a massive amount of Internet security technology and delivers it in a very robust licensing platform to customers when most of our competitors are delivering a firewall and one other capability and calling that integrated security which it’s the furthest thing from. We think that we’re going to take a real stranglehold now in integrated security and we’re four years hence.

As you look at IT infrastructure, I think the biggest issue with the acquisition of Veritas it’s a market that we absolutely are committed to addressing. We are very resolute in the fact that we think that market will unfold, but we’re not going to throw the baby out with the bath water over the course of the next three years as that puppy’s unfolding.

The real deal is is that we bought the assets that we think can really leverage us to meet the needs of customers as that market unfolds and on the way to meeting those needs, we don’t think we’re going to be any worse for the wear at all because we can see some very interesting capabilities to drive integrated performance especially around go-to-market activities and then early technology wins that we think will really help in the early timeframes and in the mid timeframes. Yes sir.

Unidentified Audience Member

Can you talk about the fact that (off-mic) there’s several reasons that software mergers usually don’t work. If you have problems on either side (off-mic) some disruption, some distraction, realigning sales territories, what people are leaving any myriad of different issues - when you got to that 5.3 or 5 billion number by taking the two existing Street estimates at the times before Q4 and just smashing them together. There

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SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

doesn’t seem to be much of a fudge factor for any of those reasons in there unless the real numbers were way beyond where the Street was. How do I think about that conceptually in terms- it has to be some sort of adjustment factor for disruption at the very least. I mean, think of it...

Greg Myers - Symantec — CFO

The question’s about the revenue forecast to $5.3 billion before the loss of deferral and that 18% growth rate at that time and then what’s the risk of that considering that there could be disruption in our markets as we move forward. And I think a couple of things. I think that if Symantec’s has been nothings, it’s been probably one of the better acquirers of companies in the last four years and I think that — you know, we learned by making a really bad mistake in the first acquisition when John was around because we bought a company called URL which is content filtering.

And we took that asset and we let Santa Monica run it and Santa Monica fundamentally ran it from a Symantec-centric point of view and the next thing you couldn’t find the technology because it was imbedded in Symantec and you couldn’t find the employees because they’re all (expletive) off and left and so what really happened is we — we’re probably the largest producer of content filtering technology in the world today and we don’t make a dime off it because it’s imbedded in AD Symantec corporate enterprise addition.

I think from that what we have learned to value is as you bring assets together you empower both teams to equally participate in the value proposition of the entity going forward. You’re really careful on how you combine the sales teams and the assets early on and then what you really try to do everything you can to maintain the momentum so in our integration strategy with Bain & Company for instance, the first tenet of the integration strategy is maintain the momentum and so how do you take two sales forces and not lose a dime of the momentum. I don’t think it answers your question about risk because the risk is just there. There’s nothing you’re going to do assuage the risk. The only real issue is are you taking the actions that mitigate the exposure of a disruption risk and I think we will and have.

I think secondly as you look at the $5 billion target, that’s fundamentally the myopic view of two companies as they were moving forward to address their individual markets and does not really address what I think is the scalability ultimately of our enterprise sales forces across these accounts or the ultimate opportunity which is the early wins in technology between maybe six and twelve months.

So I do think there’s some things that could create some upside. I just think it’s too early to forecast and probably not very smart. So if we do everything right and maintain the power of these sales forces, I think we’ll have a big win. John Thompson and Kendra have literally been to — I don’t know if it’s Austria or Switzerland to meet with the immediate sales force of Veritas because they’re rolling out their new plan year. He met the Americas down in Florida. He flew somewhere near Sir Lanka to meet the Asia Pacific Veritas team. He’s literally touched every sales person in the company in the last four weeks. That’s someone committed to people, because if he wasn’t interested he wouldn’t have done it and that has resonated really well with the Veritas sales force because they’re valued. I mean how could you buy the guest list but not value where there’s about 55 percent of the expense load which is people. I know that doesn’t answer the risk factor because that’s qualitative and there’s no way you’re going to answer but we are doing a lot of things. We are thinking about the problem.

Unidentified Audience Member

Greg. How do you address the concern that Symantec’s decision to buy Veritas signifies that the market for enterprise security it may go away on its own or that the growth prospects may have peaked and this is a way to hedge against a decline in the core business?

Greg Myers - Symantec — CFO

I don’t think — the acquisition of Veritas is not a statement around AV markets being anything less or security markets being anything less than they were the day before. It’s more a statement about an emerging opportunity. We think environments are going to get exceedingly more malicious. There’s not a doubt in our mind. All the data would suggest that. We think that the malicious states of these environments is going to actually close the window to the point you’re going to get flash vulnerabilities which is the moment the vulnerability occurs everything is compromised, literally in seconds so we could take millions of PCs and compromise them in seconds.

And we think that ultimately the only way you’re really going to create what we think is ultimate security is merging the ability to understand the state of an environment and do

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SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

things proactively to lock down these environments and then if the environments are compromised at least you have images of these environments or backups of these environments but you can return to that live state in a very real time way after the malicious event has occurred.

So I think that our view with regards to how we move forward with Veritas was not about security markets becoming less egregious, it was more about defining how do you really deal with the ultimate threats that are going to occur so that ultimately what do you deliver to customers? High availability in a secured environment which has everything to say about high level performance, manageability. This is everything about win, win for customers and I believe it’s going to resonate really well.

Unidentified Audience Member

We need to understand what’s going on in the network management environment as well and does that mean that they’re potential acquisitions there?

Greg Myers - Symantec — CFO

I’m not sure what our acquisition trail would be as we continue to round out the type of technology that we believe are going to be required, but I do believe that as you continue to expand the view of the market it opens the aperture to look at addressable market could be.

So if you look at Symantec five years ago our addressable market was $3 billion and highly consumer centric. If you move forward to three years ago our addressable market was probably $7 billion and very enterprise AV centric. If you look at us today at $17 billion and highly Internet security centric and then if you add the Veritas asset we become $35 billion. So, if anybody thinks growing the addressable market is not important to ultimately grow in the overall growth rate of a company than they’ve missed the formula because the formula is to continue to grow the addressability of what you can deliver products into and then create solutions to really grab relevant share in those addressable markets.

So I think over time, we have a $35 billion addressable market growing to $56 billion and as we continue to see opportunity to address customer needs in those markets we will in fact deal with it, but the apertures wide open.

Unidentified Audience Member

How do you balance the growth rate of that market and then the growth of your addressable market?

Greg Myers - Symantec — CFO

Clearly you want to be a high share producer as you address markets and the question’s about market share. Clearly we strive to be one or two in all of our markets and John’s attitude and mine has always been we want to grow our assets at or better than the market rates. We’ve been fortunate in most of the Internet security markets to grow faster than market rates and so we’ve done well in most of those segments, but not all. You know we’ve had our issues in some segments, but in general across the course of the markets that we’re addressing we’re growing significantly faster than the market and so what you want to do is bring the Veritas asset into the fold, review its addressable market, look at the opportunity in front of you and if you manage the asset appropriately you should grow faster over time. So we’ll see what happens. That’s management’s dream and jobs to execute on but we’re not buying an asset to slow down the growth rate.

Unidentified Audience Member

Here’s a change of pace. What about the pending spyware offering — it’s different than the — its scheduled to launch there and what’s the strategy - are you going to bundle it or offer it as a standalone offering?

Greg Myers - Symantec — CFO

I think — as we spyware to the marketplace and we’ve always had detection capability in our AV engine and that fits spyware pretty well since it’s another definition fundamentally and so we take that detection capability and finally we have a remediation capability that will be delivered in the month of March and we will roll that technology out to our major OEMs and then ultimately to the retail channels to our electronic software distribution.

As we look at standing technology, I think it’s a real opportunity to continue to increase the value proposition to customers and more robust solutions, but you won’t see Symantec’s offers stand alone spyware solutions. There’s a lot of people that do that. They don’t need another stand alone spyware solution, but what it does do is for almost no incremental cost people can move themselves up the value

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FINAL TRANSCRIPT

SYMC — Symantec at Merrill Lynch Computer Services & Software Conference

chain into Norton Internet security and get a massive amount of technology including spyware for a very reasonable price and so we think it will continue to resonate well.

Today we do about 40 percent of our revenue in this. We didn’t do any of our revenue in Norton Internet Security three and a half years ago, so we have made huge progress in terms of how we’re moving customers through the renewal process and so we’ll continue to add high amounts of features to that product and continue to migrate the install base.

We think that ultimately that’s going to create multiple classes of customers in the consumers markets. You’re going to have high end customers that value the information on their clients and will be looking for a powerful brand like Symantec and their robust capabilities of an Internet security product. We also know that we’ll have typical AB customers somewhere in the mid-market and overtime maybe have to create a very lower end sensor type product that address the need of what is a mass market that’s not willing to pay very much. So clearly I think segmentation will continue to unfold in the consumer market.

Unidentified Audience Member

One final question Greg. In the last quarter, Symantec quotes a very price strong performance in terms of closing large fields of the enterprise and could you talk about what — at least from both a products standpoint and an execution and from a go-to-market strategies you know have come together to drive that — the real increase in large enterprise deals.

Greg Myers - Symantec — CFO

We did over 411 large deals. I can’t remember the growth rate but it was well in excess of 100 percent growth over large deals a year ago and we call large deals in our environment considering it’s got a lot of renewal revenue — 100,000 or greater. I think it’s interesting to note we did over 25 deals greater than one million and so a company that a large deal five years ago made them $20,000 this is huge progress.

And a lot of this is because we’re delivering technology that has more meaning to the CIO and therefore is getting higher leverage in the value chain. Our infinite management technologies where they actually take the information created by firewalls or intrusion sensors and antivirus and start to comb that data and actually collate it to a customers environment and try to determine the state of that environment has resonated very well in what we would call large value deals. A lot of our gateway solutions around the 5400 are integrated security products has resonated extremely well. Our compliance solutions around ESM is resonating very well. So we have a lot of products now in a salesman’s bag that we believe adds a significant amount of value for high deals.

The only issue for a salesman is just put more stuff in the bag and let them go sell and so — you know companies that constrain a sell or the salesman’s has in his bag is ultimately going to constrain the output of revenue and so I think John’s idea is — I think a salesman today at Symantec has somewhere just 100 solutions in his bag — double it why not and give that salesman every opportunity to move to market.

Unidentified Audience Member

Great.

Greg Myers - Symantec — CFO

So thank you all for your time. It’s been my pleasure and good luck.

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